UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. 5)*

                        Planet Polymer Technologies, Inc.
         --------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
         ---------------------------------------------------------------
                         (Title of Class of Securities)

                                    727044109
              -----------------------------------------------------
                                 (CUSIP Number)

                            Christopher W. Fox, Esq.
                                 c/o Agway Inc.
                                  P.O. Box 4933
                          Syracuse, New York 13221-4933
                                  315-449-6432
          ------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 19, 2002
         --------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box ___.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A
CUSIP No. 727044109

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(1)  NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Agway Inc.
         (I.R.S. Identification No. 15-0277720)
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(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) | |
                                                        (b) |  |
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(3)  SEC USE ONLY

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(4)  SOURCE OF FUNDS*

        WC

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(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
PURSUANT TO 2(d) OR 2(e)                               ____

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(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

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 NUMBER OF     (7) SOLE VOTING POWER               3,000,000 shares
  SHARES           -------------------------------------------------
BENEFICIALLY   (8) SHARED VOTING POWER             0 shares
 OWNED BY          -------------------------------------------------
   EACH        (9) SOLE DISPOSITIVE POWER          3,000,000 shares
 REPORTING         -------------------------------------------------
PERSON WITH    (10) SHARED DISPOSITIVE POWER       0 shares
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(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,000,000 shares

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(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

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(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     32.5%
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(14) TYPE OF REPORTING PERSON*

      CO

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



Item 1. Security and Issuer. This Schedule relates to the Common Stock, no par value, of Planet Polymer Technologies, Inc. The Issuer's principal executive offices are located at 9985 Businesspark Avenue, Suite A, San Diego, CA 92131.

Item 2.   Identity and Background.

(a) This Schedule was originally filed on behalf of Agway Inc., a Delaware corporation ("Agway") and two of its wholly owned subsidiaries, Agway Financial Corporation, a Delaware corporation and wholly owned subsidiary of Agway ("AFC") and Agway Holdings Inc., a Delaware corporation and wholly owned subsidiary of AFC ("AHI"). Effective July 1, 2001, the Agway corporate structure was simplified by merging AFC and AHI into Agway. Agway assumed all the assets and liabilities of AFC and AHI, including the securities to which this report relates. Agway is hereinafter referred to as the "Reporting Person." Information required by items 2 through 6 of this Schedule is also being provided regarding the directors and executive officers of Agway Inc. (the "Individuals").

(b) The principal office and business address of the Reporting Person is c/o Agway Inc., 333 Butternut Drive, DeWitt, NY 13214.

(c) Agway is an agricultural cooperative directly engaged in manufacturing, processing, distribution and marketing of agricultural feed and agronomic products (seed and fertilizers) and services to its farmer-members and other customers, primarily in the Northeastern United States and Ohio. In addition, Agway is involved in repackaging and marketing of produce and processing and marketing sunflower seeds. Agway, through certain of its subsidiaries, is involved in the distribution of petroleum products; the installation and servicing of heating, ventilation, and air-conditioning equipment; lease financing; the underwriting and sale of certain types of property and casualty insurance; and the sale of health insurance.

The names and certain information regarding the directors and executive officers of Agway are set forth in Exhibit G.

(d)  N/A

(e)  N/A

(f)  Agway is a Delaware corporation.
     The Individuals are all United States citizens.

Item 3.   Source and Amount of Funds or Other Consideration.

The securities were originally purchased (i) in the case of the acquisition by AHI of the securities covered by this Schedule 13D/A, by an advance to AHI of the aggregate purchase price from the available cash assets of AFC and (ii) in the case of individuals (see Item 5), from personal cash assets. (See Item 2 for description of change in legal structure).

Item 4.   Purpose of the Transaction.

No material change in the ultimate beneficial ownership of the securities to which this report relates is being reported. This filing is being made for the purpose of communicating the legal structure change described in Item 2 above. Additional updating information regarding directors and executive officers of Agway is included in Exhibit G.

Item 5.   Interest in Securities of the Issuer.

See pps. 2-3 of this Schedule, setting forth the aggregate number and percentage of the Securities beneficially owned by the Reporting Person, the number of shares as to which there is sole or shared power to vote, or to direct the vote, and sole or shared power to dispose or to direct the disposition. See Exhibit G of this Schedule, setting forth the aggregate number and percentage of the Securities beneficially owned by each of the Individuals listed therein, the number of shares as to which there is sole or shared power to vote, or to direct the vote, and sole or shared power to dispose or to direct the disposition. The Company does not have beneficial ownership of the securities owned by each of the Individuals listed therein and specifically disclaims such beneficial ownership. The information in Exhibit G of this Schedule summarizes the information provided to Agway by these Individuals.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.   Materials to be Filed as Exhibits:

Exhibit G - Information Regarding Directors and Executive Officers of Agway Inc.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 19, 2002




               /s/ Peter J. O'Neill
                   -------------------------------------------------------------
                   Agway Inc.
                   by: Peter J. O'Neill
                       Senior Vice President
                       Finance & Control